# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Foresight Autonomous Holdings Ltd., CIK 0001691221
CUSIP: 345523401
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 7 Golda Meir, Ness Ziona, Israel (L3), 741001
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001641172-25-010274
Filed by CIK 0001731280

## Reporting persons
- Haim Siboni: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 2,194,765; shared voting power 4,974,398; sole dispositive power 2,194,765; shared dispositive power 4,974,398; aggregate amount beneficially owned 7,169,163 (3.3% of the class)
  Comment: 1. Consists of 642,861 Ordinary Shares owned by Haim Siboni and 107,190 restricted share units ("RSUs") that vest within 60 days of March 31, 2026, and options to purchase 1,444,714 Ordinary Shares that are already vested as of March 31, 2026, owned by Haim Siboni. Haim Siboni also owns 535,663 RSUs that will not vest within 60 days of March 31, 2026.
  
  2. Consists of 4,974,398 Ordinary Shares owned by Magna - B.S.P. Ltd. Haim Siboni is the chief executive officer and a director of Magna - B.S.P. Ltd.
  
  3. Based on 215,986,625 Ordinary Shares outstanding as of March 31, 2026.
- Magna - B.S.P. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 4,974,398; sole dispositive power 0; shared dispositive power 4,974,398; aggregate amount beneficially owned 4,974,398 (2.3% of the class)
  Comment: 1. Consists of 4,974,398 Ordinary Shares owned by Magna - B.S.P. Ltd.
  
  2. Based on 215,986,625 Ordinary Shares outstanding as of March 31, 2026.

## Item 1. Issuer
Name of issuer: Foresight Autonomous Holdings Ltd.
Address of issuer's principal executive offices: 7 Golda Meir Ness Ziona 741001 Israel

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Haim Siboni and Magna - B.S.P. Ltd. (the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the Reporting Persons is:

Rotem Industrial Park D.N. Arava,
Arava, 86800 Israel
Citizenship:
Haim Siboni is a citizen of the State of Israel.
Magna - B.S.P. Ltd. is incorporated in the State of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,169,163 shares
Percent of class: 3.3
Sole power to vote or to direct the vote: Haim Siboni has sole power to vote or to direct the vote of the underlying 642,861 Ordinary Shares owned by Haim Siboni and 107,190 restricted share units ("RSUs") that vest within 60 days of March 31, 2026, and options to purchase 1,444,714 Ordinary Shares that are already vested as of March 31, 2026, owned by Haim Siboni. Haim Siboni also owns 535,663 RSUs that will not vest within 60 days of March 31, 2026.
Shared power to vote or to direct the vote: Shared power to vote or direct the vote: 7,169,163
Sole power to dispose or to direct the disposition: Haim Siboni has sole power to vote or to direct the vote of the underlying 642,861 Ordinary Shares owned by Haim Siboni and 107,190 restricted share units ("RSUs") that vest within 60 days of March 31, 2026, and options to purchase 1,444,714 Ordinary Shares that are already vested as of March 31, 2026, owned by Haim Siboni. Haim Siboni also owns 535,663 RSUs that will not vest within 60 days of March 31, 2026.
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: 2,194,765

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
A. Joint Filing Agreement, dated as of May 14, 2026, by and between Haim Siboni and Magna - B.S.P. Ltd.

## Signatures
- Haim Siboni: /s/ Haim Siboni, Haim Siboni (05/14/2026)
- Magna - B.S.P. Ltd.: /s/ Haim Siboni, Chief Executive Officer (05/14/2026)